Exhibit 5.1

May 24, 2005

Franklin Bank Corp.
9800 Richmond Avenue, Suite 680
Houston, Texas 77042

Ladies and Gentlemen:

We have acted as special counsel to Franklin Bank Corp., a Delaware corporation (the “Company”), in connection with the Registration Statement on Form S-4 filed on May 24, 2005 by the Company under the Securities Act of 1933, as amended (the “Registration Statement”), with respect to the proposed issuance of up to 690,000 shares (the “Shares”) of the Company’s common stock, par value $.01 per share. The Shares are proposed to be offered to the shareholders of Elgin Bank of Texas, a Texas state bank (“Elgin”) in connection with the Company’s acquisition of Elgin through the merger (“Merger”) of Elgin with and into Franklin Bank, S.S.B., a Texas state savings bank and an indirect wholly-owned subsidiary of the Company (“Franklin Bank”), pursuant to the terms of an Agreement and Plan of Merger dated as of January 26, 2005, by and among the Company, Franklin Bank and Elgin, as amended (the “Merger Agreement”).

We have examined originals or copies of (i) the Certificate of Incorporation of the Company, as amended, (ii) the Bylaws of the Company, (iii) certain resolutions of the Board of Directors of the Company and (iv) such other documents and records as we have deemed necessary and relevant for purposes hereof. In addition, we have relied on certificates of officers of the Company as to certain matters of fact relating to this opinion and have made such investigations of law as we have deemed necessary and relevant as a basis hereof. In such examination and investigation, we have assumed the genuineness of all signatures, the authenticity of all documents, certificates and records submitted to us as originals, the conformity to original documents, certificates and records of all documents, certificates and records submitted to us as copies, and the truthfulness of all statements of fact contained therein.

Based upon the foregoing and subject to the limitations and assumptions set forth herein and having due regard for such legal considerations as we deem relevant, we are of the opinion that the Shares have been duly and validly authorized and, when issued upon in accordance with the terms of the Merger Agreement, will be validly issued, fully paid and nonassessable.

Texas       New York City       Washington, D.C.       London       Kazakhstan

Franklin Bank Corp.
May 24, 2005

The foregoing opinion is based on and limited to the General Corporation Law of the State of Delaware (which includes applicable provisions of the Delaware Constitution and reported judicial decisions interpreting the General Corporation Law of the State of Delaware and the Constitution of the State of Delaware) and the relevant law of the United States of America, and we render no opinion with respect to the law of any other jurisdiction. We hereby consent to the filing of this opinion with the Commission as Exhibit 5.1 to the Registration Statement. By giving such consent, we do not admit that we are within the category of persons whose consent is required under Section 7 of the Securities Act or the rules and regulations of the Commission promulgated thereunder.

Very truly yours,

Bracewell & Giuliani LLP